OMB APPROVAL OMB Number: 3235-0101 Expires: August 31, 2003 Estimated average burden hours per response 2.0 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker INTERMUNE, INC. 94-3296648 (c) S.E.C. FILE NO. 0-29801
1 (d) ADDRESS OF ISSUER CITY STATE ZIP CODE (e) TELEPHONE NO. 3280 Bayshore Boulevard, Brisbane, CA 94005 AREA CODE NUMBER 415 466-2200
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT (B)IRS IDENT. NO.. (c) RELATIONSHIP TO ISSUER (d) ADDRESS STREET CITY STATE ZIP CODE THE SECURITIES ARE TO BE SOLD Williamson Bradford, III Officer 3280 Bayshore Boulevard, Brisbane, CA 94005 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a) (b) SEC USE ONLY (c) (d) (e) (f) (g) Title of the Name and Address of Each Broker Through Whom the Broker-Dealer Number of Shares Aggregate Number of Shares &n bsp; Approximate Name of Each Class of Securities are to be Offered or Each Market Maker File Number or Other Units Market or Other Units &n bsp; Date of Sale Securities Securities who is Acquiring the Securities To Be Sold Value Outstanding (See instr. 3(f)) Exchange To Be Sold (See instr. 3(c)) (See instr. 3(d)) (See instr. 3(e)) (MO. DAY YR.) (See instr. 3(g)) COMMONSTOCK Charles Schwab & Co., Inc. 5,625(2)(3) $108,112.50 38,945,502 10/22/2007 NASDAQ 101 Montgomery Street San Francisco, CA 94104 COMMONSTOCK Charles Schwab & Co., Inc. 3,357(3) $ 65,250.08 38,945,502 10/22/2007 NASDAQ 101 Montgomery Street San Francisco, CA 94104 INSTRUCTIONS: 1. (a) Name of issuer 3. (a) Title of the class of securities to be sold (b) Issuer’s I.R.S. Identification Number (b) Name and address of each broker through whom the securities are intended to be sold (c) Issuer’s S.E.C. file number, if any (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (d) Issuer’s address, including zip code (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (e) Issuer’s telephone number, including area code (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer 2. (a) Name of person for whose account the securities are to be sold (f) Approximate date on which the securities are to be sold (b) Such person’s I.R.S. identification number, if such person is an entity (g) Name of each securities exchange, if any, on which the securities are intended to be sold (c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockhol der, or member of immediate family of any of the foregoing) (d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired ***(If gift, also give date donor acquired)***	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	**01/16/06**	**Same day sale of Stock Award**[(2)(3)]	**INTERMUNE, INC.**	**22,500**[(1)]	**10/22/07**	**CASH**

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

(1) The amount of securities acquired is subject to four (4) incremental milestone attainments.
(2) The reporting person disposed in the open market 5,625 shares that were released pursuant to the fourth attained Issuer milestone.
(3) The securities disposed herein were sold pursuant to Rule 10b5-1 Trading Plan dated 9/7/07, which plan is intended to comply with Rule 10b5-1, and the representation regarding the seller's lack of knowledge of material nonpublic information is as of the date of the Trading Plan.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whoseaccount the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

October 23, 2007
DATE OF NOTICE

/s/ Robin J. Steele, Attorney-In-Fact for Williamson Bradford, III
(SIGNATURE)

The notice shall be signed by the person forwhose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shallbear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (10-00)